Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264145

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 17 DATED MARCH 6, 2024
TO THE PROSPECTUS DATED MAY 25, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated May 25, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose (i) the Fund entering into a Credit Agreement (the “Scotiabank Funding Facility”), dated as of March 1, 2024, with ASIF Funding II, LLC, a wholly owned subsidiary of the Fund, as borrower (the “Borrower”), the lenders from time to time party thereto, the Bank of Nova Scotia, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as custodian and document custodian; and (ii) the Fund entering into a Contribution Agreement (the “Contribution Agreement,” and together with the Scotiabank Funding Facility, the “Borrower Agreements”), dated as of March 1, 2024, among the Fund, as transferor, and the Borrower, as transferee (the “Transferee”).

Scotiabank Funding Facility and Contribution Agreement

On March 1, 2024, the Fund entered into the Scotiabank Funding Facility with the Borrower as borrower, the Fund, as parent and servicer, the lenders from time to time parties thereto, the Bank of Nova Scotia, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as custodian and document custodian, that (i) provides a facility amount of $750 million, of which $500 million will become available during the six-month period following the closing date and (ii) has a reinvestment period ending September 1, 2026 and a final maturity date of March 1, 2033. In addition, on March 1, 2024, the Fund, as transferor, and the Transferee, entered into the Contribution Agreement, pursuant to which the Fund will transfer to the Borrower certain originated or acquired loans and related assets (collectively, the “Loans”) from time to time.

The obligations of the Borrower under the Scotiabank Funding Facility are secured by substantially all assets held by the Borrower, including the Loans. The interest rate charged on the Scotiabank Funding Facility is based on Secured Overnight Financing Rate plus an applicable margin of (i) 2.40% during the reinvestment period and (ii) 2.70% following the reinvestment period. In addition, the Borrower is required to pay, among other fees, a commitment fee of 0.50% per annum on any unused portion of the Scotiabank Funding Facility. Under the Scotiabank Funding Facility, the Fund and the Borrower, as applicable, have made representations and warranties regarding their businesses, among other things, and are required to comply with various covenants, servicing procedures, reporting requirements and other customary requirements for similar facilities. The Scotiabank Funding Facility includes usual and customary events of default for facilities of this nature.

Proceeds from the Scotiabank Funding Facility must be used to acquire collateral loans during the reinvestment period, fund revolving collateral loans and/or delayed funding loans, pay certain fees and expenses and make permitted distributions.

Borrowings under the Scotiabank Funding Facility are subject to the Borrower Agreements’ various covenants and leverage restrictions contained in the Investment Company Act of 1940, as amended.

The descriptions above are only a summary of the material provisions of the Scotiabank Funding Facility and the Contribution Agreement, and are qualified in their entirety by reference to a copy of (i) the Scotiabank Funding Facility and (ii) the Contribution Agreement, each of which are filed as Exhibits to our Registration Statement on Form N-2 (File No. 333-264145) declared effective by the Securities and Exchange Commission on April 24, 2023, as amended and supplemented.

Please retain this Supplement with your Prospectus.